U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                          COMMISSION FILE NUMBER: 27339



                           NOTIFICATION OF LATE FILING


Check One:

                  [ ] Form 10-K and Form 10-KSB
                  [ ] Form 20-F
                  [ ] Form 11-K
                  [X] Form 10-Q and Form 10-QSB
                  [ ] Form D
                  [ ] Form N-SAR
                  [ ] Form N-CSR


                                    For Period Ended: June 30, 2006

                                    [ ] Transition Report on Form 10-K
                                    [ ] Transition Report on Form 20-F
                                    [ ] Transition Report on Form 11-K
                                    [ ] Transition Report on Form 10-Q
                                    [ ] Transition Report on Form N-SAR
                                    [ ] Transition Report on Form N-CSR

                                    For the Transition Period Ended: N/A





     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I.  REGISTRANT INFORMATION.

         The Registrant is iCarbon Corporation (the "Company"). The address of the Company's principal executive office is 106 Lakeside Avenue, PO Box 210, Delano, PA 18220.

PART II. RULES 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE

         The Company is unable to file its Quarterly Report on Form 10-QSB for the three-month period ended June 30, 2006 by the prescribed date of August 14, 2006 without unreasonable effort or expense. On April 19, 2006, the Company completed the acquisition of Graphite Technology Group, Inc. and in connection therewith all of the Company's officers and directors resigned and new officers and directors were appointed. New management has been focused on transition issues and needs additional time to complete the presentation and analysis of the financial statements to be included in the Quarterly Report. The Company believes that the Quarterly Report will be completed within the five-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV. OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification:

        James E. Olive                                   (800) 672-7979

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                  [X] Yes [ ] No


         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings to be included in the subject report or portion thereof?

                  [ ] Yes [X]  No

ICARBON CORPORATION has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Dated: August 14, 2006                           By:  /s/ James E. Olive
                                                      -------------------------
                                                      James E. Olive
                                                      Chief Executive Officer



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